Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the two-month period ended February 28, 2019 and 2018

The financial information of Itaú Corpbanca as of and for the two-month period ended February 28, 2019 and 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Feb’19	Feb’18

Total Loans			21,409,505	20,514,942
Total Assets			28,873,580	28,914,941

Deposits and other demand liabilities			4,139,705	4,130,729
Time deposits and other time liabilities			9,799,984	10,163,527
Interbank borrowings			2,173,911	2,168,322
Debt instruments issued			6,199,120	5,606,664

Equity			3,554,956	3,424,556
Total equity attributable to equity holders of the bank			3,331,695	3,214,384
Non-controlling interest			223,261	210,172

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	2M’19	2M’18	2M’19 (*)	2M’18 (*)

Net operating profit before provision for loan losses	155,829	165,410	190,451	181,163
Provisions for loan losses	(26,779)	(32,624)	(35,914)	(35,844)
Total operating expenses	(121,708)	(116,146)	(121,708)	(116,146)
Operating income (Loss)	7,342	16,640	32,829	29,173
Income from investments in companies	2	0	2	0
Operating income before income taxes	7,344	16,640	32,831	29,173
Income taxes	15,266	12,300	(10,221)	(233)
Consolidated income	22,610	28,940	22,610	28,940

Net income attributable to holders of the bank	21,181	29,412	21,181	29,412
Non-controlling interest	1,429	(472)	1,429	(472)

(*) Includes the reclassification of our foreign exchange gain or loss generated by hedge positions that neutralize the impacts of foreign exchange rate movements on the fiscal value of our investments abroad and on our loan loss provisions associated with our foreign currency loans.

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernández	Manuel Olivares Rossetti
Chief Accounting Officer	Chief Executive Officer